  December 28, 2022

Via EDGAR

Mr. Jay Williamson, Branch Chief

Mr. David Manion, Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Washington, D.C. 20549

Re:        BCM Funds (the “Trust”)

File Nos. 333-267898; 811-23833

Dear Messrs. Williamson & Manion:

Kindly accept this letter in response to our firm’s telephone conversations with Mr. Williamson on December 27, 2022, and Mr. Manion on December 22, 2022, wherein you have each provided further comments to the above-referenced Registrant’s N-1A filing with the Securities and Exchange Commission (“SEC”) on October 17, 2022, and its subsequent Pre-Effective Amendment #1 filed on December 20, 2022, with respect to the BCM Focus Small/Micro-Cap Fund (the “Fund”). Your comments and the responses provided by the Registrant are set forth below.

Agreement and Declaration of Trust

Staff Comment #1: We note that the certain provisions of the Registrant’s Agreement and Declaration of Trust relating to derivative actions found in Article V, Section 6 and Exclusive Forums found in Article IX, Section 11 run contrary to certain of the Commission’s policies. Accordingly, revise the Declaration of Trust to explicitly carve out these provisions without regard to claims arising under the Federal securities law

Response: The Registrant has added to its Agreement and Declaration of Trust at the end of Article V, Section 6 the sentence “This Section 6 will not apply to claims brought under the federal securities laws.” and at the end of Article IX, Section 11 the sentence “This Section 11 will not apply to claims brought under the federal securities laws.”

Prospectus & Statement of Additional Information:

Staff Comment #2: Disclose in the appropriate location of the Prospectus and SAI the provisions in the Registrant’s Agreement and Declaration of Trust relating to Shareholders’ rights to bring derivative actions and the exclusive forums where actions may be litigated.

Response: The Registrant has included the disclosure set forth below in the section of the Prospectus entitled “Certain Conditions on Certain Shareholder Legal Actions”

Mr. Jay Williamson, Branch Chief	DRAFT
Mr. David Manion, SEC Accountant
December 28, 2022
Page - 2 –

Pursuant to the Trust’s primary governing document, the Agreement and Declaration of Trust, shareholders wishing to pursue a derivative action (a suit brought by a shareholder on behalf of a fund) are subject to various conditions including: (i) Trustees must have a reasonable amount of time to assess a request for action, (ii) at least 10% of shareholders must participate in the action, (iii) expenses of a failed action are borne by the complaining shareholders. However, these provisions do not apply to actions brought under federal securities laws. In addition, all shareholder legal complaints must be brought in courts of the State of Delaware sitting in Kent County and the United States District Court for the District of Delaware, which may be inconvenient for some shareholders. However, these provisions also do not apply to actions brought under federal securities laws.

Additionally, the Registrant has included the disclosure set forth below in the section of Statement of Additional Information entitled “General Description of the Trust and the Funds”.

The Trust’s Amended and Restated Declaration of Trust (the “Declaration”) provides that by virtue of becoming a shareholder of the Trust, each shareholder is bound by the provisions of the Declaration. The Declaration provides a detailed process for the bringing of derivative actions by shareholders. Prior to bringing a derivative action, a written demand by the complaining shareholder must first be made on the Trustees. The Declaration details conditions that must be met with respect to the demand, including that such demand shall be executed by or on behalf of no less than three complaining Shareholders who together hold not less than ten percent (10%) of the outstanding Shares of the affected Series or Class, none of which shall be related to (by blood or by marriage) or otherwise affiliated with any other complaining Shareholder (other than as Shareholders of the Trust). However, these provisions do not apply to actions brought under federal securities laws.

Additionally, the Declaration provides that unless the Trust consents in writing to the selection of an alternative forum, the courts of the State of Delaware sitting in Kent County and the United States District Court for the District of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forums, for (i) any action against the Trust, its Trustees or officers, its investment adviser or manager, or its transfer, shareholder servicing or similar agent related to, arising out of or concerning the Trust, its business or its operations (ii) any derivative action or proceeding brought on behalf of the Trust, (iii) any action asserting a claim of breach of any duty owed by any Trustee or officer or other employee of the Trust to the Trust or to the shareholders of the Trust, including, for purposes of this Article IX, record and beneficial owners, (iv) any action asserting a claim against the Trust or any Trustee or officer or other employee of the Trust arising pursuant to any provision of Delaware Statutory Trust Act, the Declaration of Trust or these By-Laws, or (v) any action to interpret, apply, enforce or determine the validity of the Declaration of Trust or these By-Laws (collectively, “Covered Actions”). However, these provisions do not apply to actions brought under federal securities laws.

The Registrant does not believe that the derivative demand procedures in Article V, Section 6, of the Fund’s Agreement and Declaration of Trust or the exclusive forum provision in Article IX of the Fund’s Agreement and Declaration of Trust give rise to risks that are required to be disclosed as “principal risk factors associated with investment in the Registrant” pursuant to Item 4(b)(a) of Form N-1A. These types of provisions are commonplace in governing documents of both investment companies and operating companies.

Telephone (856) 374-1744 · Facsimile (866) 272-8505 · www.RopkaLaw.com

Mr. Jay Williamson, Branch Chief	DRAFT
Mr. David Manion, SEC Accountant
December 28, 2022
Page - 3 –

Accountant Comments:

Staff Comment #3: In the last line of the Fee Table, kindly remove the brackets around the figure representing the “Total Annual Fund Operating Expenses”.

Response: The Registrant has deleted the brackets.

Staff Comment #4: With respect to the disclosure on page #13 which relates to the Operating Expense Limitation Agreement, please disclose how long the Operating Expense Limitation Agreement is in effect.

Response: The final sentence of the paragraph relating to the referenced Operating Expense Limitation Agreement has been revised as set forth below:

“The Operating Expense Limitation Agreement is scheduled to terminate on October 31, 2025.”

Should you have any questions prior to filing a pre-effective amendment, please contact me at (856) 374-1744 or rropka@ropkalaw.com.

Very truly yours,

/s/ Charles R. Ropka, Esq.

Charles R. Ropka, Esq.

CRR/ztr

cc: Client

Telephone (856) 374-1744 · Facsimile (866) 272-8505 · www.RopkaLaw.com